UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated June 8, 2022 titled “GeoPark Limited Announces Commencement of Consent Solicitations with respect to its 6.500% Senior Notes Due 2024 and its 5.500% Senior Notes Due 2027”

FOR IMMEDIATE DISTRIBUTION

GEOPARK LIMITED ANNOUNCES COMMENCEMENT OF CONSENT SOLICITATIONS WITH
RESPECT TO ITS 6.500% SENIOR NOTES DUE 2024 AND ITS 5.500% SENIOR NOTES DUE 2027

Bogota, Colombia – June 8, 2022 – GeoPark Limited (NYSE: GPRK) (the “Company”) today announced that it is soliciting consents (the “Consent Solicitations”) from the holders of its (i) 6.500% Senior Notes due 2024 (the “2024 Notes”) and (ii) 5.500% Senior Notes due 2027 (the “2027 Notes” and together with the 2024 Notes, the “Notes”) for the adoption of certain proposed amendments (the “Proposed Amendments”) to the indentures governing the Notes (the “Indentures”) to address the impact of adverse market conditions and related drop in the price of crude oil during 2020 on the Company’s results, which in turn negatively impacted the restricted payments builder basket as currently in effect in both Indentures. In addition, each Consent Solicitation seeks to increase and reset the general restricted payments basket in the Indentures to provide the Company additional restricted payments capacity, which will give the Company additional financial flexibility that is aligned to its improved performance beginning in 2021. As previously disclosed, on May 26, 2022, we redeemed 2024 Notes in an aggregate principal amount of $45 million. We have also effected open market repurchases of the 2024 Notes in an aggregate principal amount of $37.9 million year to date. The aggregate outstanding principal amount of the 2024 Notes is $87.1 million and aggregate outstanding principal amount of the 2027 Notes is $500 million.

As of March 31, 2022, the Company had approximately $10.2 million capacity to make restricted payments under the consolidated net income builder basket and $8 million capacity to make restricted payments under the general restricted payments basket included in each of the Indentures. On a pro forma basis after giving effect to the Proposed Amendments as if they had been operative as of March 31, 2022, the Company’s aggregate capacity to make such restricted payments as of the same date would have been approximately $59.7 million under the builder basket and $60 million under the general restricted payments basket.

The Consent Solicitations are being made pursuant to a Consent Solicitation Statement, dated June 8, 2022 (as may be amended or supplemented from time to time, the “Consent Solicitation Statement”). Each Consent Solicitation was commenced today and will expire at 5:00 p.m., New York City time, on June 15, 2022, unless extended by the Company (each such date and time, as the same may be extended, is referred to as the “Expiration Time”). Only holders of the applicable Notes as of 5:00 p.m., New York City time, on June 8, 2022 (such date and time, including as such date and time may be changed by the Company, from time to time, the “Record Date”) are entitled to consent to the Proposed Amendments pursuant to the applicable Consent Solicitation.

The Proposed Amendments will be set forth in supplemental indentures relating to the Notes and are described in more detail in the Consent Solicitation Statement. To amend either Indenture, the Company must receive consents from holders (as of the Record Date) representing a majority in aggregate principal amount outstanding (not including any Notes which are owned by the Company or any of its affiliates) of such series of Notes (with respect to any such series, the “Requisite Consents”).

With respect to each Consent Solicitation, the Company will, within five business days of the Expiration Time, provided that all applicable conditions to the Consent Solicitations as described in the Consent Solicitation Statement have been satisfied or waived, pay (i) to holders of the 2024 Notes who deliver a consent and for which the applicable Requisite Consents have been delivered and not validly revoked for the 2024 Notes, a cash payment equal to $2.50 per $1,000 principal amount of 2024 Notes in respect of which such consents have been validly delivered prior to the applicable Expiration Time and not validly revoked by such holders as total consideration for such consent (the “2024 Consent Fee”) and (ii) to holders of the 2027 Notes who deliver a consent and for which the applicable Requisite Consents have been delivered and not validly revoked for the 2027 Notes, a cash payment equal to $5.00 per $1,000 principal amount of 2027 Notes in respect of which such consents have been validly delivered prior to the applicable Expiration Time and not validly revoked by such holders as total consideration for such consent (the “2027 Consent Fee” and, together with the 2024 Consent Fee, the “Consent Fees”). No Consent Fees will be paid to any holder of Notes for which series the Requisite Consents have been obtained unless such holder delivers a consent in accordance with the terms of the Consent Solicitation Statement prior to the applicable Expiration Time. The consummation of each Consent Solicitation is conditioned on the receipt of the applicable Requisite Consents for the other Consent Solicitation (but such condition may be waived with respect to one or both series of Notes in the Company’s sole discretion).

Subject to applicable law, the Company reserves the right, in its sole discretion, to (i) extend, terminate or withdraw the Consent Solicitations at any time, (ii) extend the Expiration Time for one Consent Solicitation without extending the Expiration Time for the other Consent Solicitation or (iii) otherwise amend the Consent Solicitations in any respect, including waiving any or all of the conditions to the Consent Solicitations set forth in the Consent Solicitation Statement, at any time and from time to time. The Company further reserves the right, in its sole discretion, not to accept any deliveries of consents with respect to the Notes. The Company is making the Consent Solicitations only in those jurisdictions where it is legal to do so.

Credit Suisse Securities (USA) LLC is acting as solicitation agent for the Consent Solicitations and can be contacted at Credit Suisse Securities (USA) LLC, Attn: Liability Management Group, Collect: (212) 538-2147 or U.S. Toll Free: (800) 820-1653, with questions regarding the Consent Solicitations.

Copies of the Consent Solicitation Statement are available to holders of Notes from D.F. King & Co., Inc., the information agent, tabulation agent and paying agent for the Consent Solicitations. Requests for copies of the Consent Solicitation Statement should be directed to D.F. King at +1 (800) 967-5084 toll free), +1 (212) 269-5550 (collect) or geopark@dfking.com.

Neither the Consent Solicitations nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Consent Solicitation Statement or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Consent Solicitations are being made solely on the terms and conditions set forth in the Consent Solicitation Statement. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of the Company or any of its affiliates. The Consent Solicitations are not being made to, nor will the Company accept deliveries of consents from, holders in any jurisdiction in which the Consent Solicitations or the acceptance thereof would not be in compliance with the securities of blue sky laws of such jurisdiction. This press release also is not a solicitation of consents to the Proposed Amendments to the Indentures. No recommendation is made as to whether holders should deliver their consents with respect to the Notes. Holders should carefully read the Consent Solicitation Statement because it contains important information, including the various terms and conditions of the Consent Solicitations.

ABOUT GEOPARK

GeoPark is a leading independent oil and natural gas exploration and production company with operations in Latin America and a proven track record of growth in production and reserves since 2006. GeoPark operates in Colombia, Chile, Brazil and Ecuador.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are preceded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the consent solicitation. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, GeoPark’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of GeoPark, which could result in GeoPark’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of GeoPark. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in GeoPark’s filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and GeoPark does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: June 9, 2022